VARIABLE ANNUITY FUNDS D, E, F, G, H, I

INDIVIDUAL FLEXIBLE PAYMENT VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
ReliaStar Life Insurance Company of New York Variable Annuity Funds D E F G H & I

Supplement Dated May 13, 2015

This supplement provides up-to-date information about the Company and updates and amends your current variable annuity prospectus and Statement of Additional Information and subsequent supplements thereto. Please read it carefully and keep it with your prospectus and Statement of Additional Information for future reference.

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IMPORTANT INFORMATION ABOUT THE COMPANY

ReliaStar Life Insurance Company of New York ("we," "us," "our," and the "company") issues the Contracts described in the prospectus and is responsible for providing each Contract's insurance benefits. All guarantees and benefits provided under the Contract that are not related to the variable account are subject to the claims paying ability of the company and our general account. We are a stock life insurance company incorporated under the laws of the State of New York in 1917. Our headquarters is at 1000 Woodbury Road, Suite 208, P.O. Box 9004, Woodbury, New York 11797.

We are an indirect, wholly owned subsidiary of Voya Financial, Inc. ("Voya®"), which until April 7, 2014, was known as ING U.S., Inc. In May, 2013, the common stock of Voya began trading on the New York Stock Exchange under the symbol "VOYA" and Voya completed its initial public offering of common stock.

Prior to March 9, 2015, Voya was an affiliate of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. On March 9, 2015, ING completed a public secondary offering of Voya common stock (the "March 2015 Offering") and also completed the sale of Voya common stock to Voya pursuant to the terms of a share repurchase agreement (the "March 2015 Direct Share Buyback") (the March 2015 Offering and the March 2015 Direct Share Buyback collectively, the "March 2015 Transactions"). Upon completion of the March 2015 Transactions, ING has exited its stake in Voya common stock. As a result of the completion of the March 2015 Transactions, ING has satisfied the provisions of its agreement with the European Union regarding the divestment of its U.S. insurance and investment operations, which required ING to divest 100% of its ownership interest in Voya together with its subsidiaries, including the company, by the end of 2016.

INFORMATION REGARDING THE INVESTMENT FUNDS AVAILABLE THROUGH THE CONTRACT

The following chart lists the Investment Funds (the "Funds") that are available through ReliaStar Life Insurance Company of New York Variable Annuity Funds D E F G H & I, along with each Fund's investment adviser/subadviser and investment objective. More detailed information about these Funds can be found in the current prospectus and Statement of Additional Information for each Fund. If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.

There is no assurance that the stated objectives and policies of any of the Funds will be achieved. Shares of the Funds will rise and fall in value and you could lose money by investing in the Funds. Shares of the Funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the Federal Deposit Insurance Corporation or any other government agency. Except as noted, all Funds are diversified, as defined under the 1940 Act.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Voya High Yield Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks to provide investors with a high level of current income and total return.
Voya Large Cap Growth Portfolio (Class I) **Investment Adviser:** Directed Services LLC **Subadvisers:** Voya Investment Management Co. LLC	Seeks long-term capital growth.
Voya Money Market Portfolio (Class I) **Investment Adviser:** Voya Investments, LLC **Subadvisers:** Voya Investment Management Co. LLC **There is no guarantee that the Voya Money Market Portfolio will have a positive or level return.**	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.
VY® Franklin Income Portfolio (Class S) **Investment Adviser:** Directed Services LLC **Subadvisers:** Franklin Advisers, Inc.	Seeks to maximize income while maintaining prospects for capital appreciation.

MORE INFORMATION IS AVAILABLE

More information about the Funds available through your Contract. including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each Fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 5033
Minot, ND 58702-5033
1-877-886-5050

If you received a summary prospectus for any of the Funds available through your Contract, you may obtain a full prospectus and other Fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the Fund's summary prospectus.